1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 21, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CONTINUING CONNECTED TRANSACTIONS -
REVISION OF ANNUAL RENTAL OF LAND USE RIGHT LEASING AGREEMENT AND
REVISION OF ANNUAL CAP

SUMMARY

Upon appraisal by an independent valuer of the prevailing market rental of the land use rights of the land leased by Chinalco to the Company, the total annual rental of the land use rights of the land leased by Chinalco to the Company will be adjusted to RMB620 million commencing from 1 January 2007. The appraisal of the prevailing market rent was made pursuant to a provision for rental adjustment in the Land Use Right Leasing Agreement.

The revised annual rental of RMB620 million is greater than 0.5% but does not exceed 5% of the applicable percentage ratio under the Listing Rules of the Shanghai Stock Exchange and is less than 2.5% of the applicable percentage ratio under the Listing Rules. The rental revision is required to be disclosed by way of announcement but is not required to be approved by the independent shareholders of the Company. Upon the revision of the annual rental to RMB620 million as provided by the provision for rental adjustment in the Land Use Right Leasing Agreement and the publication of this announcement, the annual cap of this exempt continuing connected transaction will be revised from RMB400 million to RMB620 million for each of the three financial years ending 31 December 2009.

The board of directors of Aluminum Corporation of China Limited (the directors, "Directors", the board, "Board" and the company, "Company") wishes to announce that upon appraisal by an independent valuer (a corporation licensed to carry out securities related services in the People's Republic of China) of the prevailing market rental of the land use rights of the land leased by Aluminum Corporation of China ("Chinalco") to the Company, the total annual rental of the land use rights of the land leased by Chinalco to the Company will be adjusted to RMB620 million commencing from 1 January 2007. The appraisal of the prevailing market rent was made pursuant to a provision for rental adjustment in the Land Use Right Leasing Agreement entered into between the Company and Chinalco on 5 November 2001 (the "Land Use Right Leasing Agreement").

BACKGROUND INFORMATION

In 2001 and as part of the reorganization of the Company in preparation for the Company's listings, the Company entered into the Land Use Right Leasing Agreement with Chinalco for the leasing of 453 pieces of land in the People's Republic of China ("PRC") covering an aggregate area of approximately 58.3 million square meters for the purpose of all the operations and businesses of the Company and its subsidiaries. The initial annual rent was fixed at RMB134.3 million. Under the Land Use Right Leasing Agreement, the leased term for each piece of allocated land is 50 years commencing from 1 July 2001 and the leased term for each piece of granted land is until the expiry of the relevant land use right permit.

Pursuant to the Land Use Right Leasing Agreement, the annual rent shall be reviewed every three years at a rent not higher than the prevailing market rent as confirmed by an independent valuer. Such rental adjustment shall reflect the market conditions prevalent at time of such adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be reasonably considered during such negotiations. It is further provided that if there is any adjustment to the land taxes, adjustment to the rent may be made after negotiations and agreement between Chinalco and the Company.

ADJUSTMENTS IN ANNUAL RENTAL SINCE 2001

Since 2001, due to the increase in land taxes, the annual rental has been adjusted three times to take into account the increases in land taxes and other governmental payments, from RMB134.3 million in 2001 to RMB168 million in 2003, RMB225 million in 2004 and RMB270 million in 2006. However, no rental review pursuant to the Land Use Right Leasing Agreement has been conducted and no rental increase based on the prevailing market rent has been made since 2001.

Based on an appraisal report dated 30 April 2007 prepared by China Enterprise Appraisal Company Limited, an independent valuer qualified in the PRC, the market rental of the land use rights leased by Chinalco to the Company as at 1 January 2007 was assessed at RMB619.2 million in accordance with the methods for determining land rental as provided in the relevant PRC laws and regulations. The appraisal has taken into account the prevailing market conditions as well as changes in the number of the pieces of land leased by Chinalco to the Company. A summary of the land use rights leased by Chinalco to the Company is as follows:

1.	Total pieces of land: 455 pieces

2.	Total area: 59.64 million square meters, an increase of 1.3 million square meters as compared to 2001

3(i)	Total pieces of allocated land: 439 with a total area of approximately 59.27 million square meters

3(ii)	Total pieces of granted land: 16 with a total area of approximately of 0.37 million square meters

4.	Prevailing market rent: RMB620 million for 2007

The rental of the land use rights of the land leased by Chinalco to the Company is payable quarterly in arrears. The Company will pay the revised rental to Chinalco starting from 1 September 2007 onwards. The difference between the original amount of rental and the revised rental for the period from 1 January 2007 to 31 August 2007 payable by the Company will be paid by the Company to Chinalco by the end of 2007.

The land use rights of the land leased under the Land Use Right Leasing Agreement are essential to all the operations and business of the Company and its subsidiaries. The Board is of the view that it is in the interest of the Company to maintain the lease of those land use rights for the business operations of the Company.

TERMS AND CONDITIONS OF THE LAND USE RIGHT LEASING AGREEMENT

A supplemental agreement will be entered into between Chinalco and the Company as soon as practicable to amend the schedules to the Land Use Right Leasing Agreement to reflect the changes in the total pieces of land and the area leased to the Company and the annual rent payable. Other than the above amendments, the terms and conditions of the Land Use Right Leasing Agreement dated 5 November 2001 will remain unchanged.

LISTING RULES IMPLICATIONS

The revised annual rental of RMB620 million is greater than 0.5% but does not exceed 5% of the applicable percentage ratio under the Listing Rules of the Shanghai Stock Exchange and is less than 2.5% of the applicable percentage ratio under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The rental revision is required to be disclosed by way of announcement but is not required to be approved by the independent shareholders of the Company.

REVISION OF ANNUAL CAP

The annual cap for the payment of annual rental under the Land Use Right Leasing Agreement, which is an exempt continuing connected transaction, as determined by the Company in its circular dated 27 December 2006 to its shareholders was RMB400 million for each of three financial years ending 31 December 2009. Upon the revision of the annual rental to RMB620 million as provided by the provision for rental adjustment in the Land Use Right Leasing Agreement and the publication of this announcement, the annual cap of this exempt continuing connected transaction will be revised to RMB620 million for each of the three financial years ending 31 December 2009.

INFORMATION ON THE COMPANY

The Company is primarily engaged in the production, sales and research of alumina and primary aluminum through its various branch factories, subsidiaries and associated companies.

INFORMATION ON CHINALCO

Chinalco is a controlling shareholder as well as a connected person (as both terms are defined in the Listing Rules) of the Company. It is a state-owned enterprise incorporated under the laws of the People's Republic of China, whose entities and business were contributed to the Company upon the Company's establishment. The principal activities of Chinalco includes aluminia fabrication, copper fabrication and manufacturing of aluminum.

By Order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 20 August 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Helmut Wieser and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary